Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

Six Months Ended June 30, 2016
Earnings
Loss from continuing operations before provision for income taxes	$(1,480)
Income from equity investees	(35)
Distributed income from equity investees	29
Interest and amortization of deferred finance costs	496
Amortization of capitalized interest	5
Implicit rental interest expense	58

Total Earnings	$(927)

Fixed Charges
Interest and amortization of deferred finance costs	$496
Capitalized interest	4
Implicit rental interest expense	58

Total Fixed Charges	$558

Ratio of Earnings to Fixed Charges	*

* For the six months ended June 30, 2016, earnings were insufficient to cover fixed charges by approximately $1.5 billion.